

June 20, 2023

Jaymes Winters
Chief Executive Officer
Nubia Brand International Corp.
13355 Noel Rd, Suite 1100
Dallas, TX 75240

       Re: Nubia Brand International Corp.
            Preliminary Proxy Statement on Schedule 14A
            Filed June 9, 2023
            File No. 001-41323

Dear Jaymes Winters:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 26, 2023 letter.

Preliminary Proxy Statement on Schedule 14A, filed June 9, 2023

General

1.   We note your revisions in response to prior comment 1. Please further revise your disclosure to indicate the expected period of time between the "Effective Time" and the "Closing Date." Clarify whether G3 will remain the sole shareholder of HBC throughout this period, or whether another party or parties will become HBC shareholders prior to the closing date.

2.   We note your response to prior comment 2 and reissue it in part. Please tell us whether G3 has any plans, arrangements, or understandings with respect to the common stock, including to distribute the shares to beneficial owners, and if so, state the exemption.

3. We note your response to prior comment 4 and your Form 8-K filed June 16, 2023, regarding the special shareholding meeting held on June 14, 2023. Please revise your disclosure throughout to reflect the outcome of this meeting. Include, without limitation, the percentage of redeeming shareholders, changes in extension deposits, and effects on the trust account.

4. We note your response to prior comment 5. Please further revise your disclosure to address the following:

    - Include the number of potential Holdback Shares as of the date of your registration statement, in addition to the formula on page ii.

    - Disclosure on page 3 refers to potential forfeiture of Holdback Shares in respect of G3 or the Company's indemnification obligations under the Contribution Agreement, but Section 12 of that agreement appears to relate solely to indemnification obligations of G3; please revise to reconcile. Clarify that forfeited Holdback Shares would not be issued, if true.

    - Clearly disclose, if true, that the Holdback Shares can be issued at closing or following closing, depending on whether the tax lien has been released. In this regard, we note Section 3.5 of the merger agreement and the definitions therein of "Closing Merger Consideration Shares" (which treats Holdback Shares as a contingent portion of the merger consideration shares) and "Merger Consideration Shares" (which contemplates issuance of Holdback Shares in addition to Closing Merger Consideration Shares).

    - Clearly identify the party or parties to which the Holdback Shares are issuable, distinguishing between closing and post-closing issuances if different. In this regard, we note disclosure on page 3 that Holdback Shares "shall be issued pro rata to the persons who held HBC common stock as of immediately prior to the Closing."

    - Clarify disclosure throughout regarding the merger consideration and its relation to the Holdback Shares. For instance, disclosure on page 9 that G3 "will receive 70 million shares as consideration for the merger" does not appear to take into account the Holdback Shares, and disclosure on page 3 appears to indicate that G3 will receive 70 million shares and additional Holdback Shares. Describe assumptions regarding Holdback Shares in connection with the ownership table on page 10, by footnote or otherwise.

    - Define the terms (i) "merger consideration" on page iii with specificity, rather than by reference to the merger agreement, and (ii) "Closing Merger Consideration Shares" on page 139 as appropriate for consistency with the foregoing.

5. We note your response to prior comment 6 and reissue it in part. Please file the form of registration rights agreement with your proxy statement. Please additionally revise your

disclosure regarding the registration rights agreement to describe all material provisions. Identify the parties thereto, revising references to "certain" or "initial" stockholders, and reconciling apparent inconsistencies, for instance on pages 8 and 56. Quantify the number of shares, and any other securities, that will have registration rights following the closing. Add related risk factor disclosure.

Questions and Answers about the Proposals, page v

6.   We note your response to prior comment 16. As previously requested, please expand your disclosure in the section titled "Questions and Answers about the Proposals" which begins on page v, to address the potential cash shortfall in the maximum redemption scenario.

Risk Factors
We may require additional capital to support business growth . . . . , page 38

7.   We note your response to prior comment 9 and reissue it in part. Clearly state if and when additional funding will be required by the combined company, revising disclosure throughout that indicates funding "may" be required, and updating references to June 30, 2023. In an appropriate location, describe more specifically anticipated funding requirements in relation to the combined company's business plans, explaining underlying assumptions. In this regard, we note disclosure on page 158 that indicates Honeycomb's existing funding is sufficient for Sample A; please describe funding requirements in relation to the other items within the table.

The amended and restated bylaws that will be effective . . . . , page 59

8.   We note your response to prior comment 10. While your disclosure indicates that "the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act," we are unable to locate this provision within the Second Amended Certificate of Incorporation; please reconcile.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements
Note 3(F), page 178

9.   We note that G3 has the contingent right to receive up to an additional 22,500,000 earnout shares of the combined company's common stock as part of the merger consideration. Please address the following comments related to the earnout shares:

- Please tell us and disclose how you plan to account for the issuance of the earnout shares and cite the authoritative literature you have relied upon.

- Please tell us and disclose how you determined the $139 million fair value of the earnout merger consideration, as well as where this has been reflected in your pro forma financial statements.

       You may contact Dale Welcome at 202-551-3865 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Jennifer Angelini at 202-551-3047 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Alex Weniger-Araujo